As filed with the Securities and Exchange Commission on October 28, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TRIKON TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $ 0.001 par value

(Title of Class of Securities)

896187408

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

John Macneil,

Chief Executive Officer

Trikon Technologies, Inc.

Ringland Way, Newport, South Wales

NP18 2TA U.K.

Tel: 44 (0) 1633 414 000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven V. Bernard, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 3,150,391.94	$ 370.81

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 365,684 shares of common stock of Trikon Technologies, Inc. will be exchanged pursuant to this offer. The transaction value was calculated based on the aggregate exercise prices of such options being exchanged in this offer. The amount of the filing fee equals $117.70 for each $1,000,000 of the value of the transaction and was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for Fiscal Year 2006 issued by the Securities and Exchange Commission.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to a consent solicitation by Trikon Technologies, Inc., a Delaware corporation (“Trikon” or the “Company”), to the holders of options to purchase shares of Trikon common stock (the “Options”) granted under the Trikon Technologies, Inc. (United Kingdom Companies) Share Option Scheme, as amended May 24, 2000 (the “UK Option Scheme”), a sub-plan under Trikon’s 1991 Stock Option Plan.

Trikon has entered into an Agreement and Plan of Merger, dated as of March 14, 2005, as amended, by and among Trikon, Aviza Technology, Inc. (“Aviza”), New Athletics, Inc. (“New Athletics”), Baseball Acquisition Corp. I and Baseball Acquisition Corp. II (the “Merger Agreement”), pursuant to which Trikon and Aviza will consolidate under New Athletics (the “Merger”). The Merger consists of two mergers that will occur consecutively, one after the other. In order to effectuate the Merger, Aviza and Trikon jointly formed New Athletics with two subsidiaries, Baseball Acquisition Corp. I and Baseball Acquisition Corp. II. At the effective time of the Merger, Baseball Acquisition Corp. II will merge with and into Aviza, with Aviza surviving the merger as a subsidiary of New Athletics. Immediately following that merger, an additional merger will occur in which Baseball Acquisition Corp. I will merge with and into Trikon, with Trikon surviving the merger as a subsidiary of New Athletics. As a consequence of the Merger, Trikon and Aviza will each become a subsidiary of New Athletics, and stockholders of Trikon and Aviza will become stockholders of New Athletics. Pursuant to Section 2.4.1 of the Merger Agreement, New Athletics will assume all unexercised and unexpired options to purchase Trikon common stock, including the Options.

Pursuant to Rules 7.1 and 7.4 of the UK Option Scheme, Option holders must consent to the assumption of their Options by New Athletics within six months from the closing of the Merger, in order for New Athletics to assume their Options. Holders of the Options who give their consent to the assumption of their Options by New Athletics would effectively be agreeing with New Athletics to release their “Subsisting Options” in exchange for a “New Option” (as such terms are defined in Rule 7.4 of the UK Option Scheme), in accordance with Rule 7.4 of the UK Option Scheme. This consent solicitation to New Athletics’ assumption of the Options is, in effect, an offer by Trikon to the holders of the Options to exchange their existing Option, that is incapable of being assumed by New Athletics without their consent, with a new Option that is identical to the existing Option, and in addition is capable of being assumed by New Athletics pursuant to the Merger Agreement and in accordance with Rules 7.4 of the UK Option Scheme.

After New Athletics’ registration statement on Form S-4 (File No. 333-126098) filed with the Securities and Exchange Commission (the “Commission”), in connection with the merger transaction (the “Registration Statement”) is declared effective by the Commission, Trikon will mail a copy of the proxy statement/prospectus which forms a part of the Registration Statement (the “Proxy Statement/Prospectus”) and the consent solicitation statement (the “Consent Solicitation Statement”) attached to this Schedule TO to each Option holder, soliciting their consent to New Athletics’s assumption of their Options, pursuant to a consent letter (the “Consent Letter”), the form of which is attached to the Consent Solicitation Statement, upon the terms and subject to the conditions set forth in the Consent Letter. The Consent Solicitation Statement, the Consent Letter, Withdrawal Form and the Proxy Statement/Prospectus, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(a) through (a)(1)(d), respectively.

The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Consent Solicitation Statement is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

Trikon is the issuer of the securities subject to this consent solicitation. The address of the Company’s principal executive office is Ringland Way, Newport, South Wales NP18 2TA U.K. and the telephone number at that address is 44 (0) 1633 414 000.

(b) Securities.

The subject class of securities consists of the Options, which are options to purchase shares of Trikon common stock granted under the Trikon Technologies, Inc. (United Kingdom Companies) Share Option Scheme, as amended May 24, 2000. As of October 27, 2005, outstanding Options to purchase an aggregate of 365,684 shares of Trikon common stock have been granted under the UK Option Scheme. The actual number of shares of common stock subject to the Options to be assumed by New Athletics pursuant to the Merger Agreement and in accordance with Rules 7.4 of the UK Option Scheme will depend on the number of holders of the Options who give their consent to such assumption pursuant to the Consent Letter. The information set forth in the Consent Solicitation Statement under the captions “Summary Term Sheet,” “Risk Factors” and “The Consent Solicitation” is incorporated herein by reference. In addition, the information set forth in the Proxy Statement/Prospectus under the caption “Risk Factors” on pages 15 to 30 is incorporated herein by reference.

(c) Trading Market and Price.

There is no established trading market for the Options and no dividends have been paid on the Options in the past two years. In respect of the information regarding the trading market and price for Trikon common stock, the information set forth in the Proxy Statement/Prospectus under the caption “Market Price and Dividend Information” on pages 92 and 93 of the Proxy Statement/Prospectus is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth in the Proxy Statement/Prospectus under the caption “Directors and Executive Officers of Trikon” on pages 162 and 163 of the Proxy Statement/Prospectus is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Consent Solicitation Statement under the captions “Summary Term Sheet” and “The Consent Solicitation” is incorporated herein by reference.

(b) Purchases.

Of the 365,684 outstanding Options, 3,365 are held by Dr. John Macneil, Trikon’s President and Chief Executive Officer, 3,345 are held by Martyn Tuffery, Trikon’s Acting Chief Financial Officer, and 3,411 are held by Nigel Wheeler, Vice Chairman of the Trikon board of directors. In addition, the information set forth in the Proxy Statement/Prospectus in the section titled “Stock Options and Change of Control” on pages 130 to 132 of the Proxy Statement/Prospectus is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Consent Solicitation Statement under the caption “Summary Term Sheet” and under the caption “The Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Consent Solicitation Statement under the caption “The Consent Solicitation” is incorporated herein by reference.

(c) Plans.

The information set forth in the Proxy Statement/Prospectus under the caption “Trikon Special Meeting” in the section titled “Proposal One – The Merger Transaction” on pages 99 to 190 of the Proxy Statement/Prospectus is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

Not applicable.

(b) Conditions.

Not applicable.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Item 4 (b) above is incorporated by reference.

(b) Securities Transactions.

Not applicable.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in the Proxy Statement/Prospectus under the caption “Financial Statements” on pages F-1 to F-31 of the Proxy Statement/Prospectus is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Proxy Statement/Prospectus under the caption “Directors and Executive Officers of Trikon” in the section titled “Executive Compensation” on pages 164 to 168 of the Proxy Statement/Prospectus is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(a)	Consent Solicitation Statement, dated October 27, 2005.

(a)(1)(b)	Consent Letter.

(a)(1)(c)	Withdrawal Form.

(a)(1)(d)	Proxy statement/prospectus which forms a part of Amendment No. 4 to New Athletics, Inc.’s Registration Statement on Form S-4 (File No. 333-126098) filed with the Commission on October 27, 2005 and incorporated herein by reference.

(d)(1)	Rules of Trikon Technologies, Inc. (United Kingdom Companies) Share Option Scheme, as amended May 24, 2000.

(d)(2)	Trikon 1991 Stock Option Plan, as amended to date, incorporated by reference to Exhibit 99.1 to the registration statement on Form S-8 filed by Trikon Technologies, Inc. with the Commission on March 5, 1999.

(d)(3)	Agreement and Plan of Merger, dated as of March 14, 2005, by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc., Baseball Acquisition Corp. I and Baseball Acquisition Corp. II, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Trikon Technologies, Inc. with the Commission on March 15, 2005.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIKON TECHNOLOGIES, INC.

/s/ John Macneil John Macneil
Chief Executive Officer

Date: October 28, 2005